UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 001-31309

(Check One):        ☐ Form 10-K         ☐ Form 11-K         ☐ Form 20-F
☒ Form 10-Q         ☐ Form N-SAR

For Period Ended: April 2, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F

☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I. REGISTRANT INFORMATION

Phoenix Footwear Group, Inc.

Full name of registrant

Former name if applicable

5759 Fleet Street, Suite 220

Address of principal executive office (Street and number)

Carlsbad, California 92008

City, State and Zip Code

PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In the process of performing its review for the quarter ended April 2, 2005, the Company’s newly appointed independent auditors identified an item that requires the restatement of previously filed balance sheets. These circumstances were described in a press release dated May 17, 2005, referenced as Exhibit 99.1 on Form 8-K filed May 17, 2005 with the Securities and Exchange Commission. As a result, the Company will be restating its consolidated balance sheets as of December 27, 2003 and January 1, 2005. Due to the restatement, the Company requires additional time to complete its Form 10-Q. Management intends to file its Form 10-Q with the Securities and Exchange Commission by May 23, 2005.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kenneth E. Wolf, Chief Financial Officer	(760)	602-9688
(Name)	(Area code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company’s net sales for the first quarter ended April 2, 2005 increased 41.6% to $26.4 million compared to $18.6 million for the first quarter of 2004. This increase includes $6.8 million of new revenue associated with the Altama brand acquisition, completed during the third quarter of 2004.

Phoenix Footwear Group, Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2005	By:	/s/ Kenneth E. Wolf
Kenneth E. Wolf
Chief Financial Officer